Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and the related Prospectus of American Financial Group, Inc. for the registration of debt securities, common stock, preferred stock, warrants, depository shares, stock purchase contracts, stock purchase units and units and to the incorporation by reference therein of our reports dated February 28, 2012, with respect to the consolidated financial statements and schedules of American Financial Group, Inc. and the effectiveness of internal control over financial reporting of American Financial Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio

February 28, 2012